September 2, 2009
Terrance O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Altra Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 5, 2009
Definitive Proxy
Filed April 24, 2009
File No. 001-33209

Altra Industrial Motion, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 20, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009 File No. 333-124944
Dear Mr. O’Brien:
This letter responds to the comments raised in your letter dated July 16, 2009 regarding your review of the Form 10-K for Fiscal Year Ended December 31, 2008 (the “Form 10-K”) of each of Altra Industrial Motion, Inc. and Altra Holdings, Inc. (together, “we” or the “Company”), the Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Form 10-Q”) for Altra Industrial Motion, Inc. and Altra Holdings, Inc. and the Definitive Proxy for Altra Holdings, Inc. We have repeated your comments 1 through 4 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.
Form 10-Q for the Fiscal Quarter Ended June 27, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Critical Accounting Policies, page 17
Goodwill, Intangibles and other long-lived assets, page 18

Terrance O’Brien
Securities and Exchange Commission
September 2, 2009

1.	Comment: We note the disclosures you included in response to comment 1 in our letter dated July 16, 2009. Please further revise your disclosures in future filings to provide a sensitivity analysis of the material assumptions used to estimate the fair value of your indefinite lived intangible assets using other reasonably likely assumptions. In addition, please disclose the factors that could result in you using these other reasonably likely assumptions in future impairment tests. To the extent that you recognize further impairments for your definite lived intangible assets, please provide a sensitivity analysis of the material assumptions used to estimate the fair value of these assets using other reasonably likely assumptions. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the additional disclosures you intend to include in future filings.
Response: In applicable future filings, beginning with our Form 10-Q for the period ended September 26, 2009, we will enhance our disclosure surrounding the sensitivity of our goodwill estimates as follows:
Management believes the preparation of revenue and profitability growth rates for use in the long-range plan and the discount rate requires significant use of judgment. If any of our reporting units do not meet our current year forecasted revenue and/or profitability estimates we could be required to perform an interim goodwill impairment analysis. In addition, if our discount rate increases, we could be required to perform an interim goodwill impairment analysis. The following is a table which shows the number of reporting units that could be required to perform an interim goodwill impairment analysis if forecasted profitability decreases, or the estimated discount rate increases, and the goodwill and indefinite lived intangible asset balances recorded at each of these reporting units. In management’s opinion these are the reasonably likely scenarios which could occur and could have a material effect on the outcome of the fair value assessment.

	Profitability	Profitability	Profitability
	decrease 5% (all	decrease 10% (all	decrease 15% (all
	other assumptions	other assumptions	other assumptions
	remain constant)	remain constant)	remain constant)
Number of reporting units that would be required to perform an interim impairment analysis	1	4	5
Goodwill as of December 31, 2008 at reporting units that would be required to perform an interim impairment analysis	$23.5 million	$28.3 million	$40.9 million
Indefinite lived intangible assets as of December 31, 2008 that would be required to perform an interim impairment analysis	$19.0 million	$26.1 million	$32.7 million

Terrance O’Brien
Securities and Exchange Commission
September 2, 2009

	Discount rate increase 50	Discount rate increase 100
	basis points (all other	basis points (all other
	assumptions remain	assumptions remain
	constant)	constant)
Number of reporting units that would be required to perform an interim impairment analysis	1	1
Goodwill as of December 31, 2008 at reporting units that would be required to perform an interim impairment analysis	$23.5 million	$23.5 million
Indefinite lived intangible assets as of December 31, 2008 that would be required to perform an interim impairment analysis	$19.0 million	$19.0 million
2.	Comment: We note your response to comments 3 and 4 in our letter dated July 16, 2009. We note that you have identified two reporting units with carrying values that do not materially exceed the estimated fair values in addition to TB Woods, which recognized an impairment charge during fiscal year 2008. We further note that you have identified five reporting units that have goodwill at-risk for future impairment to the extent that the profitability assumption decreased by 10% -· 15%. As we previously requested in comment 6 in our letter dated June 2, 2009, please confirm to us that you will disclose the following for the four other reporting units with carrying values that do not materially exceed the estimated fair value and/or have goodwill balances that are at-risk for impairment based on your sensitivity analysis in future filings:
•	The amount of goodwill for the reporting unit;
•	The carrying value of the reporting unit;
•	The fair value of the reporting unit for each period presented;
•	The material assumptions used for each reporting unit in the discounted cash flow method for each period presented.
•	A sensitivity analysis of the impact to the estimated fair value using other reasonably likely inputs in the discounted cash flow method.
Refer to Section 501.14 of the Financial Reporting Codification for guidance.
Response: In applicable future filings, beginning with our Form 10-Q for the period ended September 26, 2009, we will enhance our disclosure surrounding the key assumptions related to the valuation of goodwill.

Terrance O’Brien
Securities and Exchange Commission
September 2, 2009

There are five reporting units that could be required to perform an interim impairment analysis if profitability decreased 15% and all other assumptions remain constant. The reporting units estimated fair value, carrying value and goodwill balance as of 12/31/08 follow:

	Estimated			Goodwill
	Fair	Carrying		balance
Reporting Unit	Value	Value	Difference	12/31/08
Ameridrives	17,823	16,854	969	3,411
TB Woods	73,283	72,971	312	23,530
Matrix	8,989	8,223	766	765
All Power	16,298	14,884	1,414	628
Boston Gear	67,516	59,799	7,718	12,602
As part of the annual goodwill impairment assessment we estimated the fair value of each of our reporting units using an income approach. We forecasted the future cash flows by reporting unit for each of the next five years and applied a long term growth rate to the final year of forecasted cash flows. The cash flows were then discounted using our estimated discount rate. The forecasts of revenue and profitability growth for use in the long-range plan and the discount rate were the key assumptions in our intangible fair value analysis. The following are the assumptions used in 2008 and 2007 in the calculation of estimated fair value for the reporting units that recorded a goodwill impairment as of December 31, 2008 (Huco, Warner Linear and TB Woods) and the reporting units that are at risk of recording a goodwill impairment in the future (TB Woods, Ameridrives, Matrix, All Power and Boston Gear). No goodwill remains at Huco or Warner Linear subsequent to the goodwill impairment in 2008.:

December 31, 2007 Assumptions
		Warner	TB			All	Boston
Assumption	Huco	Linear	Woods	Ameridrives	Matrix	Power	Gear
Revenue growth (1st year)	13.6% increase	51% increase	10.4% increase	(6.7%) decrease	12.3% increase	33.0% increase	(1.1%) decrease
Average revenue growth (2nd – 5th year)	5.8% increase	5.8% increase	5.8% increase	5.8% increase	5.8% increase	5.8% increase	5.8% increase
Profitability growth rate EBITDA as a percent of sales (1st year)	3.6% increase	8.9% increase	(0.7%) decrease	6.6% increase	1.7% increase	2.4% increase	(4.5)% decrease
Average profitability growth rate per year (EBITDA as a percent of sales) (2nd – 5th year)	0.8% increase	0.6% increase	0.6% increase	0.8% increase	0.5% increase	0.4% increase	0.7% increase
Discount Rate	12%	12%	12%	12%	12%	12%	12%

Terrance O’Brien
Securities and Exchange Commission
September 2, 2009

December 31, 2008 Assumptions
		Warner	TB			All	Boston
Assumption	Huco	Linear	Woods	Ameridrives	Matrix	Power	Gear
Revenue growth (1st year)	(26.2%) decrease	(10.3%) decrease	(18%) decrease	2.0% increase	(36.2%) decrease	(5.6%) decrease	(16.5)% decrease
Average revenue growth (2nd – 5th year)	5.8% increase	5.8% increase	5.8% increase	5.5% increase	5.8% increase	5.5% increase	5.8% increase
Profitability growth rate EBITDA as a percent of sales (1st year)	(4%) decrease	6% increase	(1%) decrease	7.5% increase	(3.1%) decrease	(5.7%) decrease	(8.1%) decrease
Average profitability growth rate per year (EBITDA as a percent of sales) (2nd – 5th year)	1% increase	0.5% increase	1% increase	.35% increase	0.5% increase	1.4% increase	1% increase
Discount Rate	13%	13%	13%	13%	13%	13%	13%
3.	Comment: As previously requested in comment 5 in our letter dated July 16, 2009, please explain to investors in future filings why you believe a control premium of 25% – 35% is reasonable for your company as of December 31, 2008.

Response: In applicable future filings, we will enhance our disclosure surrounding our control premium in the following manner:

We determined that a control market premium of between 25% and 35% was appropriate based on our historical experience with purchase and sales transactions, the historical market trends based on our industry and the control market premium paid in relation to these transactions.
Definitive Proxy Statement
Long-Term Incentive, page 19
4.	Comment: We note your response to prior comment 9 and reissue this comment in part. In this regard, we note that you generally disclose three factors the committee used to set the target percentage for each named executive officer, but you do not discuss how these factors translated into the target percentage for each named executive officer. For example, what were the elements of individual responsibilities that the compensation committee considered. What benchmarking data did the committee use? What mixture of compensation elements was the committee attempting to achieve? Were the factors given equal or different weight? And, finally, how did these factors ultimately result in the determination of the annual percentage? Please revise accordingly in future filings and show us in your supplemental response what the revisions will look like.

Terrance O’Brien
Securities and Exchange Commission
September 2, 2009

Response: We believe that equity-based compensation ensures that our executives have a continuing stake in the long-term success of the Company. We issue equity-based compensation in the form of restricted stock, which generally vests ratably over a period of years. The purpose of these equity incentives is to encourage stock ownership, offer long-term performance incentive and to more closely align the executive’s compensation with the return received by the Company’s stockholders.

During its review of the Company’s long-term incentive compensation structure for its executive officers, the Compensation Committee noted the Hay Group’s recommendation that long-term incentive grants be made to the Company’s executive officers to further align executive officers compensation with the long-term performance of the Company and to aid in retention. The Compensation Committee therefore determined that it was appropriate and in the best interests of the Company and its stockholders to make incentive grants to the executive officers as a component of total compensation. The Compensation Committee annually establishes a target long term incentive opportunity for each executive officer which represents a percentage of base salary to be received by the executive officer as a long term incentive grant. In setting the target percentage of base salary for the long-term incentive grant, the Compensation Committee considered peer group benchmarking data and recommendations contained in the 2007 Hay Group report. The Compensation Committee in its discretion may then adjust the target incentive grant upwards or downwards to reflect overall company performance and the performance of the individual executive for the most recent grant period. Messrs. Christenson, Storch, Ferris and Schuele had target incentive grant percentages equal to 150%, 50%, 35% and 35% of their respective base salary. On February 3, 2009, the Compensation Committee approved the following grants of restricted stock, which, with the exception of Mr. Hurt’s grant, will vest in equal annual installments on August 3, 2009, August 3, 2010, August 3, 2011 and August 3, 2012, for each of the named executive officers set forth below:

	Number of Shares	Cash Value at
Officer	Granted	time of Grant
Michael L. Hurt	17,291	$120,000
Carl R. Christenson	79,377	$550,875
Christian Storch	24,496	$170,000
Gerald Ferris	10,389	$72,100
Craig Schuele	9,454	$65,611
The Compensation Committee did not adjust any of the above grants from the target percentage.

Due to the change in Mr. Hurt’s job description January 1, 2009, Mr. Hurt’s grant was determined by the Committee in its discretion based upon Mr. Hurt’s new responsibilities, new base salary and the awards typically granted to non-management directors. The Committee determined Mr. Hurt should receive a grant equal to two times the grant awarded to Board Members. Further, Mr. Hurt’s grant vested in its entirety on February 3, 2009, the date of grant. The vesting terms were in line with the stock grants to members of the Board of Directors.

Terrance O’Brien
Securities and Exchange Commission
September 2, 2009

We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Assistant Treasurer at (781) 917-0600.
Sincerely,

ALTRA INDUSTRIAL MOTION, INC.

By:

Carl R. Christenson
Chief Executive Officer

ALTRA HOLDINGS, INC.

By:

Carl R. Christenson
Chief Executive Officer